Exhibit 4.10

Hanif Lalani
Group Finance Director
A3T
BT Centre

17 October 2005

Dear Hanif,

Amendment to Director’s Service Contract

As we have discussed, it has been agreed to make some changes to the pensions provisions in your Director’s Service Contract dated 2 February 2005

Paragraph 6 will be replaced in its entirety with the following:

6.1	The Director will continue to be eligible to participate as a member of Section B of the BT Pension Scheme (“BTPS”).

6.2	The Director will be credited with an additional 27 days pensionable service for each year of pensionable service from the Commencement Date, and a pro rata amount for any part of a year.

6.3	The total BTPS benefits are subject to Inland Revenue limits and may need to be reduced so as not to exceed those limits from time to time in force.

6.4	The pension payable to the Director’s spouse in the event of his death in service will be increased from one-half to two-thirds of his prospective pension at age 60, including the pension equivalent of the cash lump sum.

6.5	The pension payable to the Director’s spouse in the event of his death after retirement will be increased from one-half to two-thirds of his pension in payment, including the pension equivalent of any lump sum taken at retirement.

Larry Stone Company Secretary BT Group BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom	tel fax mob e-mail	+44 (0)20 7356 5237 +44 (0)20 7356 6135 +44 (0)7740 136290 larry.stone@bt.com	BT Group plc Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales no. 4190816 www.bt.com

6.6	All other benefits will remain as set out in Section B of the BTPS Rules as enhanced under this Paragraph.

To acknowledge your acceptance of this variation of your Service Contract, will you please return the enclosed duplicate of this letter with the form of acceptance duly signed.

Yours sincerely

/s/ L W Stone

Larry STONE

Accepted and Agreed

/s/ Hanif Lalani	Dated	17.10.2005

Hanif Lalani